MATTERS SUBMITTED TO A VOTE OF SHAREHOLDERS

     On November 21, 2003 a special meeting of shareholders of the Funds was held upon the presence of a quorum. The matters voted upon at the meeting included the following:

     1.   Election of directors,

     2. A proposal to change to the investment objective of the S&P 100 Plus Fund, and

     3. A proposal to redesignate each Fund's investment objective as a non-fundamental policy.

     All five of the directors named above (Cornelia Boyle, James G. DeJong, Brian J. Girvan, Marcia L. Wallace and John J. Mulherin) were elected, each having received a plurality of the votes cast.

     The shareholders of the S&P 100 Plus Fund approved the proposed change to that Fund's investment objective. As a result, the S&P 100 Plus Fund's new investment objective will be to seek a total return from dividends and capital gains that, before deducting the Fund's operating expenses, replicates the total return of the S&P 100 Index. The Fund will also be changing its name to the "North Track S&P 100 Index Fund." These changes are scheduled to become effective on or about January 23, 2004.

     With respect to proposal 3 there were not sufficient votes cast prior to the meeting date so the meeting was adjourned until December 15. The shareholders of each of the S&P 100 Plus, Tax-Exempt and Wisconsin Tax-Exempt Funds approved the redesignation of their respective Fund's investment objective as a non-fundamental policy. Due to a large number of broker non-votes, an insufficient number of votes were cast by the shareholders of the other Funds to approve the proposal for those Funds.

     The specific voting results were as follows:

Election of Directors
---------------------

                              APPROVE                    WITHHELD
                              -------                    --------
Cornelia Boyle             100,710,594.857            1,591,635.925
James G. DeJong            100,763,279.529            1,538,951.253
Brian J. Girvan            100,716,494.364            1,585,736.418
John J. Mulherin           100,676,138.294            1,616,092.488
Marcia L. Wallace          100,754,075.041            1,548,155.741

Proposal to Change the S&P 100 Plus Fund's Investment Objective
---------------------------------------------------------------

FOR                   AGAINST             ABSTAIN           BROKER NON-VOTES
---                   -------             -------           ----------------
2,694,406.015       195,874.271         119,461.775            826,561.000

Proposal to Re-Designate Each Fund's Investment Objective as a Non-Fundamental
------------------------------------------------------------------------------
Policy
------

FUND                 FOR            AGAINST         ABSTAIN     ROKER NON-VOTES
----                 ---            -------         -------     ---------------

S&P 100 Plus    2,605,633.719     287,110.922     116,977.420     826,561.000

PSE Tech 100    5,351,062.642     711,876.733     242,095.514   7,683,595.000
Index

Dow Jones U.S.  1,085,894.890     119,914.702      48,131.318   1,545,607.000
Health Care
100 Plus Fund

Dow Jones U.S.    843,103.456      51,659.044      35,112.493   1,165,457.000
Financial 100
Plus Fund

Managed Growth  1,423,352.792      99,712.091      59,741.005   1,477,941.000

Tax-Exempt      1,891,917.184     200,631.983      95,438.706     649,884.000

Government      1,140,606.963     116,406.743     123,713.549     639,465.000

Wisconsin Tax-  7,596,377.397   1,053,522.633     724,845.326   3,038,707.000
Exempt

Cash Reserve   77,236,466.710   3,931,594.420   2,989,348.700   3,871,850.000